UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

Sabre Industrial, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

78572V105
(CUSIP Number)

Laura E. Anthony, Esquire
330 Clematis Street, Suite 217
West Palm Beach, FL 33401
(561)514-0936
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2010
(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Anthony, as sole beneficial owner of Corporate Services International, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 150,641 common 10,000 Series A Preferred
Beneficially
Owned by Each		8.	Shared Voting Power 0
Reporting
Person With		9.	Sole Dispositive Power 150,641 common 10,000 Series A Preferred

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,641 common 10,000 Series A Preferred

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) Common – 19.84% Preferred – 100%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

        This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"),of Sabre Industrial, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is c/o 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401

Item 2. Identity and Background.

(a)	Michael Anthony

(b)	Business Address: 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401.

(c)	Consultant; and current President of Issuer, President of online real estate marketing company

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

In exchange for a total capital investment of $8,700 by Century Capital Partners (and Corporate Services International, Inc. as more fully described in the paragraph below) on or near October 1, 2007 Sabre Industrial issued to Century Capital Partners 10,000,000 shares of its common stock (133,333 shares post split) representing approximately 20.53% of its common stock outstanding on that date.  On February 24, 2010, Century Capital Partners transferred these shares to Corporate Services International, Inc.  Michael Anthony is the sole beneficial owner of both Century Capital Partners and Corporate Services International.

In exchange for an aggregate capital investment of $8,700 by Corporate Services International, Inc. (and Century Capital Partners, LLC as more fully described in the paragraph above) on or near January 21, 2008 Sabre Industrial issued to Corporate Services International 1,298,006 shares of its common stock (17,307 shares post split) representing approximately 2.6% of its common stock outstanding on that date.  The funds were used to pay ongoing administrative expenses.  Mr. Michael Anthony is the sole officer, director and shareholder of Corporate Services International.

On or near May 15, 2008, Corporate Services International, Inc. agreed to contribute $25,000 as paid in capital to Sabre Industrial, the entire amount of which was paid to Sabre Industrial on February 19, 2009. This capital contribution is separate from and in addition to the $8,700 capital contribution previously made by Century Capital Partners and by Corporate Services International.  In exchange for the $25,000 capital contribution by Corporate Services International, Inc., the Company issued 10,000 shares of its Series A Preferred Stock.

All funds were the personal funds of Mr. Anthony, Century Capital Partners and Corporate Services International.

Item 4. Purpose of Transaction.

The purpose of the transaction was to obtain the necessary capital contribution in order to pay for the costs of reinstating the Company with the state and paying all past due franchise taxes, reinstating the Company and bringing it into good standing with its transfer agent, hold a shareholder’s meeting, and to have audited financial statements prepared and to have the necessary filings with the Securities and Exchange Commission, so as to make the Company a reporting company.  In addition, the Company requires ongoing consulting and advisory services to assist in ensuring the completion and filing of reports to keep the Company compliant with the Securities Act of 1934.  Moreover, the Company requires the ongoing services of a committed and interested individual and entity, to assist the Company with locating a viable merger partner and properly consummating such transaction.  Accordingly, in addition to obtaining a capital contribution, the purpose of the transaction, was to obtain the current and ongoing services of Michael Anthony.

Mr. Anthony does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.  However, Mr. Anthony is seeking a merger or acquisition partner which could result in a transaction under Item 4(a),(b), (d)or (g) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)   Mr. Anthony is deemed the beneficial owner of 150,641 shares of Common Stock and 10,000 shares of the Company’s Series A Preferred Stock 19.84% of the Common Stock and 100% of the Preferred Stock of the Company outstanding.  Each share of Series A Preferred Stock is entitled to 10,000 votes and is convertible into 10,000 shares of common stock.  Mr. Anthony does not own any options or other convertible rights.

(b)   Mr. Anthony has sole voting power over 150,641 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 150,641 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock. Mr. Anthony has sole voting power over 10,000 shares of the Series A Preferred Stock and shared voting power over 0 shares of the Preferred Stock. He has sole dispositive power over 10,000 shares of the Preferred Stock and shared dispositive power over 0 shares of the Preferred Stock.

(c)    Mr. Anthony has not effected any transactions in the Common or Preferred Stock during the past 60 days.

(d)   No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Anthony.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2010

By:	/s/ MICHAEL ANTHONY
Name/Title: Michael Anthony